Exhibit 35

Servicer Compliance Statement

I, Andrew D. Widner, Vice President of PNC Bank, National Association (successor to National City Bank) (the “Servicer”), and, in such capacity, the officer in charge of the Servicer’s responsibility under the Pooling and Servicing Agreement dated as of June 1, 1995, as amended and supplemented (the “Agreement”), hereby certify that:

1. A review of the Servicer’s activities for the period commencing January 1, 2011 and ending December 31, 2011 and of the Servicer’s performance under the Agreement during such period has been made under my supervision; and

2. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout such period.

[Signature Page to Follow]

March 27, 2012

PNC Bank, National Association, successor to National City Bank, as Servicer

/s/ Andrew D. Widner
By: Andrew D. Widner, Vice President